Rentokil Initial

RECEIVED
2006 OCT 16 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017400

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 October 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

Reporting Timetable

Rentokil Initial PLC
25 September 2006

PG/FN

25th September 2006

The London Stock Exchange
Company Announcements Office
PO Box 19
London
EC2P 2BT

Dear Sirs,

RENTOKIL INITIAL plc

We write to advise you that the trading update for the nine months to 30th September 2006 will be on Wednesday 8th November 2006 and not on the date previously notified.

Yours faithfully

Paul Griffiths
Company Secretary